December 23, 2009
Mr. Mark P. Shuman
Branch Chief — Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ebix, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 000-15946
Dear Mr. Shuman:
Ebix, Inc. (the “Company,” or “Ebix,” or “we”) submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff” or “Commission”) received by letter dated December 15, 2009 with respect to the Staff’s remaining comments pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2008. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below in bold text and the Company’s response immediately there under. A courtesy copy of this letter has been forwarded to Ms. Stephani Bouvet via facsimile transmission at the number listed in your letter. The Company welcomes the opportunity to address any Staff questions with respect these responses, to its periodic disclosures, and/or its current matters filings.
General
1.	We note that you have requested confidential treatment for certain responses in your letter to us dated November 23, 2009. However, since you have filed the complete, un-redacted version of the letter on EDGAR, your request for confidential treatment does not conform to the requirements of Rule 83 of the Freedom of Information Act. Please be advised that your response letter will be made publicly available on EDGAR.
In preparing and submitting its response letter dated November 23, 2009 Ebix and its attorney fully adhered to the instructions it had received from the Staff as to effecting confidential treatment for certain portions of the Company’s responses contained in said letter. In as much as the November 23, 2009 response letter has not yet been posted on EDGAR we respectfully ask the Staff to reconsider and act affirmatively on our original confidentiality request or in the alternative please advise as to the specific compliance requirements of Rule 83 of the Freedom of Information Act necessary to effect the previously requested confidentiality treatment.

Form 10-K for the Period Ended December, 31, 2008
Item 1. Business
Products and Services, page 5
2.	In your response to prior comment 1, you explain that revenue is generated through four main channels and then proceed to discuss each respective revenue stream within the four separate channels. Yet, you have not represented whether you will include this information in your subsequent filings, pursuant to Item 101 of Regulation S-K. Tell us whether you intend to include information of this nature in your subsequent filings or why you think that disclosure is not required.
In our future filings we will be certain to include the information contained in our response to your prior comment 1, pertaining to our product offerings and associated revenue streams as pursuant to Item 101 of Regulations S-K, with the exception of certain portions therein containing confidential and/or proprietary information that would likely be damaging to the Company if made publically available.
Competition, page 7
3.	Your response to prior comment 2 provides a more detailed examination of your competition in each of the four main business channels in which you operate, yet you have not represented whether you will include this information in subsequent filings. Tell us whether you intend to disclose information of this nature in your subsequent filings pursuant to Item 101(c)(x) of Regulation S-K or why you think that disclosure is not required.
In our future filings we will be certain to include the information contained in our response to your prior comment 2, pertaining to the nature of our competition in each of the four business channels in which we conduct operations as pursuant to Item 101(c)(x) of Regulations S-K, with the exception of certain portions therein containing confidential and/or proprietary information that would likely be damaging to the Company if made publically available.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and,
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina

Chairman of the Board, President and Chief Executive Officer
Cc: Robert F. Kerris